Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 15
DATED FEBRUARY 2, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 15 supplements certain information contained in our prospectus dated August 31, 2005 as supplemented by Supplement No. 13 dated January 11, 2006 and Supplement No. 14 dated January 25, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies," and "Plan of Distribution" as described below.  You should read this Supplement No. 15 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Lakewood Shopping Center; Margate, Florida

On January 27, 2006, MB REIT purchased a fee simple interest in an existing shopping center known as Lakewood Shopping Center, containing approximately 138,043 gross leasable square feet (excluding ground lease space).  The center is located at State Road #7 and West Atlantic Boulevard in Margate, Broward County, Florida.  This property is located in the northwest Broward submarket, which includes Coconut Creek, Coral Springs and Margate.  There were four (4) new or proposed developments within this submarket as of July 2005 and eleven (11) retail centers that were built or under construction in 2004 within Broward County, each of which may compete with Lakewood Shopping Center and affect its economic performance.

MB REIT purchased this property from an unaffiliated third party, Lakewood Associates, Ltd., for an aggregate purchase price of approximately $26.7 million.  Of this amount, MB REIT assumed at closing a mortgage loan in principal amount of approximately $11.7 million and paid the remaining approximately $15 million in cash.  The annual interest rate of the loan is fixed at 6.01% per annum.  The terms of the loan require MB REIT to make monthly payments of interest only through February 1, 2011 and monthly payments of principal and interest thereafter until the loan matures in April 2024.  The approximate amount of each required monthly interest only payment is $59,150, and the approximate amount of each required monthly principal and interest payment is $78,034.  The unpaid principal balance and all accrued unpaid interest thereon (if not sooner paid) will be due at maturity.  Until ninety (90) days prior to maturity, prepayment is permitted in full, but not in part, upon written notice of the intent to prepay thirty (30) days prior and payment of a prepayment premium.  Within ninety (90) days of maturity, prepayment may be made in full without a prepayment premium.

MB REIT does not intend to make significant repairs or improvements to these properties over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Two tenants, doing business as Marshalls and Walgreens, respectively, each lease more than ten percent (10%) of the total gross leasable area of this property.  Marshalls is an off-price family apparel and home fashion retailer, and Walgreens operates drugstores engaged in the retail sale of prescription and nonprescription drugs and general merchandise.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

	Approximate	% of Total	Base Rent Per Square Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Marshalls	29,923	19	8.25	08/02	08/07
			9.00	09/07	08/12

Walgreens	14,490	11	19.46	11/02	11/77*

*Walgreens has an option to terminate the lease on November 30, 2027, and a similar option every five years thereafter until November 30, 2072, by providing six months notice of termination.

Real estate taxes paid for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $320,000.  The amount of real estate taxes paid was calculated by multiplying Lakewood Shopping Center's assessed value by a tax rate of 2.51%.

For federal income tax purposes, the depreciable basis in this property is approximately $20 million.  MB REIT calculates depreciation expense for tax purposes by using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Lakewood Shopping Center was built in 1987, (which included an outlot developed in 1972), and was redeveloped from 2002 through 2004. Lakewood Shopping Center is "shadow anchored" by a Wal-Mart Supercenter, McDonald's and Boston Market.  A shadow anchor has characteristics similar to an anchor tenant but is located separately from the center on an adjacent property.  A shadow anchor generally draws additional traffic near the center.  MB REIT does not own the properties on which a shadow anchor operates or have any interest in the shadow anchor tenants.  As of January 25, 2006, twenty-nine (29) tenants were in possession of and occupied ninety-seven percent (97%) of the space available for rent at the Lakewood Shopping Center, and approximately 135,951 square feet (excluding ground lease space) were leased to thirty-one (31) lessees (including a ground lease tenant).  Two (2) of the thirty-one (31) lessees had not yet moved into their respective spaces and, therefore, were not in possession at that date.  The following tables set forth certain information with respect to leases signed as of January 25, 2006:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee (d/b/a)	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Small Feet Day Care Center	5,810	11/06	1/5 yr.	75,324	12.96
Bone Fish Creek	5,250	03/07	3/5 yr.	87,764	16.72
Bank of America (Ground Lease)	N/A	12/07	-	133,897	N/A
Payless ShoeSource	2,880	05/08	2/5 yr.	51,840	18.00
Coconut Wine and Spirits	1,600	05/08	-	30,455	19.03
Dots	4,155	05/08	2/5 yr.	62,325	15.00
Burger King	2,921	06/08	2/5 yr.	75,900	25.98
DT Nails	1,200	08/08	1/5 yr.	22,279	18.56
King Dollar	4,000	08/08	1/5 yr.	69,798	17.25
EB Games	1,200	08/08	2/5 yr.	22,800	19.32
The Check Cashing Store	1,400	11/08	1/5 yr.	27,049	19.32
Harbor Freight Tools	13,000	12/08	2/5 yr.	121,030	9.31
Advanced Chiropractic & Pain Control Center	2,000	03/09	1/5 yr.	28,822	14.41
Florida Uniforms**	1,920	03/09**	1/3 yr.	30,720**	16.00**
New China Buffet	7,200	06/09	1/5 yr.	93,600	13.00
Aquatic Gardens	3,200	06/09	1/5 yr.	57,600	18.00

Rent-Way	3,732	08/09	1/5 yr.	52,248	14.00
Wing Stop	1,600	08/09	1/5 yr.	23,072	14.42
Don Pan International Bakery	2,400	10/09	1/5 yr.	42,286	17.62
Pak Mail	1,600	01/10	1/5 yr.	28,800	18.00
T-Mobile	1,600	01/10	2/5 yr.	32,000	20.00
Custom Mortgages	2,100	03/10	1/5 yr.	29,400	14.00
RadioShack	3,000	08/10	1/5 yr.	40,500	12.50
Drycleaner (M & M Drycleaning Services LLC)	1,200	10/10	1/5 yr.	21,600	18.00
Preecha's Cuts & Styles**	1,600	02/11**	1/5 yr.	25,600**	16.00**
Villate's Hair Design	1,190	02/12	-	17,850	15.00
Marshalls	29,923	08/12	3/5 yr.	246,865	8.25
Supermercado Brasileiro	8,100	08/13	1/10 yr.	102,914	12.70
Quizno's Classic Subs	1,200	08/14	2/5 yr.	25,956	21.63
CiCi's Pizza	4,480	12/14	2/5 yr.	64,408	14.38
Walgreens	14,490	11/77*	-	282,000	19.46

*Walgreens has an option to terminate the lease on November 30, 2027, and a similar option every five years thereafter until November 30, 2072, by providing six months notice of termination.

**These lessees do not yet occupy their respective spaces and are not currently paying rent.  The beginning and ending dates of their respective leases remain subject to change according to the terms of those leases.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	1	5,810	71,952	4%	2,028,213	12.38
2007	2	25,710	221,668	11%	1,973,741	8.62
2008	9	32,868	490,763	28%	1,779,930	14.93
2009	7*	22,048	342,927	26%	1,301,822	15.55
2010	5	9,500	162,488	17%	961,608	17.10
2011	1**	1,600	30,720	4%	799,319	19.20
2012	2	31,113	287,157	37%	771,302	9.23
2013	1	8,100	97,200	20%	486,921	12.00
2014	2	5,680	73,927	19%	392,251	13.02
2015	0	-	-	0.0%	282,000	-

*Includes Florida Uniforms lease, the expiration date of which could change depending upon, among other things, the date on which the tenant takes possession.

** Includes Preecha's Cuts & Styles lease, the expiration date of which could change depending upon, among other things, the date on which the tenant takes possession.

The table below sets forth certain information with respect to the occupancy rate at Lakewood Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	97%	12.64
2004	96%	12.13
2003	85%	11.59

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenants pay these expenses up to a certain amount.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of January 31, 2006.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	15,214,947	152,149,467	15,975,694	136,173,773

	15,234,947	152,349,467	15,975,694	136,373,773

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.